Exhibit 99.1

14 February 2005	For investor/analyst and media enquiries please contact Steve Ashe on Telephone: 61 2 8274 5246 or Mobile: 0408 164 011

James Hardie Announces US$98m Expansion for
USA Fibre Cement

James Hardie today announced plans to spend an estimated US$98 million to build its tenth USA Fibre Cement manufacturing plant, in Virginia, to meet growing demand for the company’s products in the east-coast region of the United States.

The new plant will be located at Pulaski and will have an annual production capacity of 600 million standard feet – the largest of all James Hardie plants.

Construction of the plant will commence in March 2005 and will include two 300 million standard feet manufacturing lines. The first line is expected to be completed for the first quarter of fiscal year 2007.

As well as ensuring there is sufficient production capacity to meet growing demand, the new plant will enable James Hardie to reduce the cost of distributing its products in the east-coast region and, at the same time, improve service to its growing customer base throughout North America.

The new plant will increase James Hardie’s total annual production design capacity in North America to 3.1 billion standard feet when the first line is completed, and to 3.4 billion standard feet when the second is completed

James Hardie CEO, Mr Louis Gries, said: “The east-coast region accounts for about one third of our North America sales, and demand in the region is growing rapidly.

“Currently, we supply this demand with product from our east-coast plants at Plant City, Florida; Summerville, South Carolina; and Blandon Pennsylvania, supplemented from our Peru, Illinois plant. Growing demand across all key regions of North America – including the central and north-east regions – means we need the new plant at Pulaski, Virginia to meet the expected on-going east-coast demand.

“The site for the new plant was selected after detailed evaluations of numerous sites. It has excellent road and rail access and is close to secure raw material supplies of sand and cement.

“When the second line is completed, the Pulaski, Virginia plant will be our largest manufacturing plant in the world,” said Mr Gries.

The new plant will produce external siding and interior backerboard products for new residential construction, repair and remodel and manufactured housing markets.

Funding of the new plant will be from the company’s strong free cashflow and debt facilities.

James Hardie recently completed construction of its ninth manufacturing plant at Reno, Nevada (a 300 million standard foot single line) to satisfy growing demand in the west-coast region of the United States. The company is also in the final stages of constructing a new Harditrim® production line at Peru, near Chicago in Illinois that will have a design capacity of 160 million standard feet.

Background Information

James Hardie’s USA Fibre Cement business manufactures a range of building materials for external and internal cladding and lining applications. Products include, Hardiplank® lap siding, Hardipanel® vertical siding, Hardie Shingleside® shingles, Hardisoffit® panels and Hardibacker® ceramic tile backerboard. The company introduced its fibre cement products to the United States in 1988 and since then, its siding products have been installed on millions of homes across the United States.

James Hardie is the largest producer of fibre cement building products in North America and the largest producer of siding products which are used as exterior cladding on houses. The total US exteriors market is estimated at 12 billion square feet a year and is growing by approximately 2% per year; James Hardie’s share is estimated at approximately 12%. The cement-based backerboard market is estimated at 0.97 billion square feet a year and is growing by approximately 5% per year. James Hardie’s share of this market is estimated at between 25% and 30%.

With the completion of the Virginia plant, James Hardie will have 10 manufacturing plants across the United States. The plants and their annual production capacities are:

JH Plant Design Capacity
	Capacity
Flat Sheet Plants	(mmsf)

Fontana, California	180

Plant City, Florida	300

Cleburne, Texas	500

Tacoma, Washington	200

Peru, Illinois[2]	560	*

Waxahachie, Texas	360

Blandon, Pennsylvania	200

Summerville, South Carolina	190

Reno, Nevada[1]	300	*

Pulaski, Virginia[3]	600	*

Flat Sheet Total	3,390

FRC Pipe Plant

Plant City, Florida	100,000 tons

1. Completed Q4 FY05 – Ramp-up in progress

2. Includes 160 mmsf XLD Trim Line – Nearing completion

3. Construction to commence in Q4 FY05

*Upgrade in progress – includes capacity being added

Investor, Analyst and Media Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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